SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2004 GENESYS S.A.
(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________
..

Press Release

Genesys Introduces Genesys Meeting Center 3.0

New Version of Web Conferencing Service Brings Meeting Participants Together Online within Seconds

Reston, Virginia, and Montpellier, France, September 15, 2004 – Genesys Conferencing (Euronext 3955) (NASDAQ: GNSY), a global multimedia conferencing leader, today introduced the third generation of its flagship integrated Web, voice, and desktop video conferencing service, Genesys Meeting Center. New features build on the rich functionality of Genesys Meeting Center to make online meetings even quicker and simpler to start and to make Genesys Meeting Center the ideal tool for collaborative team meetings, whether they are scheduled in advance or held on an ad hoc basis.

"Our organization relies on Genesys Meeting Center 3.0 for a wide range of communication needs – everything from employee training and online customer events to internal collaboration among team members," said Bud Stoddard, President & CEO of AmeriVault. Stephanie Robotham, EMEA e-Marketing Manager, VERITAS Software Corporation, an early user of the new service, commented, "Often, employees begin a conversation by phone or instant messenger and ‘escalate' it to a Web conference when they need to share visuals or make changes to a document in real time. Being able to start a meeting in just two clicks using the new Genesys Meeting Center meeting launcher makes it even easier for employees to make Web conferencing an integral part of their daily work routines."

Key New Features

Genesys Meeting Center offers Web, voice and desktop video conferencing in one integrated service that is available on demand. Simple point-and-click commands allow moderators to deliver PowerPoint presentations, share and edit any document or application in real time and record meetings for playback later.

New features in Genesys Meeting Center 3.0 include:

  Desktop Meeting Launcher: Users can download a "meeting launcher" icon, which sits in their system trays and computer desktops, enabling them to launch a meeting in just two clicks. This new user-friendly tool allows moderators to quickly start adhoc or pre-scheduled meetings directly from their desktops, without needing to fully launch their Web browsers and log in to Genesys Meeting Center.
  XPress Meeting: Users can choose a simplified Web interface, which can be instantly launched through the meeting launcher or a desktop icon. XPress Meeting allows moderators to quickly share an application with meeting participants without having to launch their Web browsers and log in.

  Updated Interface: An updated interface provides improved navigation and user-friendly icons that make it easier for end users to locate all available meeting options.
  Enhanced Scheduling Functionality: Including closer integration with Microsoft Outlook calendar, address book enhancements, and support for recurring meetings.
  Enhanced Meeting Security: Users can choose for all sessions to be SSL encrypted,to protect sensitive information.

According to David S. Marshak, senior vice president of the Patricia Seybold Group, "The enhancements featured in Genesys Meeting Center 3.0 add to the product's existing strengths in integrated Web/teleconferencing, including strong collaborative tools, advanced multimedia architecture and simple per-minute pricing, by extending the ad hoc capabilities to levels not found in most competitors' products."

Leading the Market Toward Web Adoption

Genesys Chairman and Chief Executive Officer François Legros described Genesys Meeting Center 3.0 as another element in the company's strategy to encourage Web adoption as part of the day-to-day conferencing mix.

"Genesys Meeting Center 3.0's new features really do make the incorporation of a Web element into the meeting mix more compelling than ever. Experienced users appreciate having quicker access to powerful collaboration features, while we expect the simpler interface of an XPress Meeting to accelerate the move to Web conferencing among our traditional audio conferencing customers," he said.

"This offering builds on our Multimedia Minute pricing strategy, which offers any combination or Web and audio conferencing for a flat per-minute fee, extensive user training and customer support based in 21 countries. These features are already encouraging audio conference users to extend their conferencing to the Web. With the usage of our customer base, which last year generated over one billion conferencing minutes, and the size of our customer base, which is completely unmatched by any desktop conferencing vendor, we are uniquely positioned to drive Web adoption within today's conferencing community," added Legros.

Pricing and Availability

Genesys Meeting Center 3.0 is now generally available worldwide. Under the Genesys Conferencing Multimedia Minute pricing model, an industry first, clients are charged one flat per-minute rate for any combination of Web, voice and desktop video conferencing, making it simple and affordable for users to enhance any meeting with online collaboration.

Live online demonstrations are conducted daily. Please see our Web site at www.genesys.com to register. For further information or to speak with a Genesys Conferencing sales representative, please contact 1-866-GENESYS (1-866-436-3797) within the U.S. or 1-303-267-1267 internationally.

About Genesys Conferencing
 Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 18,000 clients worldwide, including 200 of the Global 500. The company's services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high profile online events. The company's flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and NASDAQ (GNSY). Additional information is available at www.genesys.com.

Contacts at Genesys:

Tricia Heinrich
Global Public Relations, Reston
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

Geoffrey Riggs
European Public Relations, Montpellier
Phone: +33 4 99 13 25 52
geoffrey.riggs@genesys.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer